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April 24, 2017

Via EDGAR AND OVERNIGHT Mail

Ms. Jennifer Gowetski Senior Counsel U.S. Securities and Exchange Commission Division of Corporation Finance - Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise For-Sale Housing eFUND - Washington DC, LLC Offering Statement on Form 1-A Filed March 31, 2017 File No. 024-10690

Dear Ms. Gowetski:

This letter is submitted on behalf of Fundrise For-Sale Housing eFUND – Washington DC, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the Company by telephone on April 6, 2017, with respect to the Company’s Offering Statement on Form 1-A (File No. 024-10690) filed with the Commission on March 31, 2017, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing with the Commission Amendment No. 1 to the Offering Statement (the “Amended Filing”), which includes changes in response to (i) the Staff’s comments, (ii) oral comments received from the Division of Investment Management and (iii) updated financial statements, as well as (iv) other conforming revisions.

For your convenience, a summation of each of the Staff’s oral comments has been reproduced in italics herein with the responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Ms. Jennifer Gowetski
Division of Corporation Finance

April 24, 2017

Valuation Policies, page 122

1.	We note the Company’s response to comment 4, and ask that you clarify the following portions of the response and include such clarification in the Amended Filing:

(i)	please confirm whether the Company’s assets will be valued for purposes of the NAV calculation on an “as is” basis or on a “fully developed” basis (i.e., as if the For-Sale Housing were fully completed); and

(ii)	(ii) please provide further detail on the key assumptions used in the Company’s primary valuation method, including an analysis of how each key assumption will be weighted differently at various stages of an asset’s development.

Response to Comment No. 1

In response to the Staff’s Comment, the Company has provided below the further clarification requested by the Staff. The Company has also revised the disclosure on page 122 of the Amended Filing and amended Exhibit A hereto as appropriate.

As stated in the Company’s prior response letter, the primary valuation method the Manager expects to employ in estimating the value of the Company’s For-Sale Housing assets is the Sales Comparison Method. Under the Sales Comparison Method, the Manager will assess relevant sales to determine comparable metrics, such as price per square foot or price per home in order to calculate a potential value for a given asset. The Manager will then compare the comparable sales price to the progress towards, and costs of, the development of the asset (including estimated land, construction, financing, architectural, engineering and other soft costs) in order to ascertain the implied net value of each asset upon achieving certain key milestones; in particular vesting entitlements, construction completion or unit sales. The value recognized at the entitlements milestone would be based primarily on the sales prices of comparable entitled property. At the construction completion milestone, the value would be primarily based on the sales prices of comparable completed developments, while taking into account the extent of the sales risk remaining, such as time to fully sell out of the property. For instance, a large condominium project will likely take longer to completely sell out than a small condominium or townhome development, which longer timeline increases the uncertainty associated with determining the final net sales pricing. However, as unit sales progress in a large development, the Manager may gain greater insight into the likely sales prices of unsold units.

The Manager believes the value of the investments are primarily driven by the net sales price of the home or property less the total amount of required development costs, which net asset value is primarily recognized at the successful completion of the key execution risks of entitlement, construction, and sale.

* * * * *

Ms. Jennifer Gowetski
Division of Corporation Finance

April 24, 2017

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

cc:	Via E-mail Benjamin S. Miller, Chief Executive Officer Bjorn J. Hall, General Counsel and Secretary

Rise Companies Corp.

Tiffany Williamson

Goodwin Procter LLP

Exhibit A

FUNDRISE FOR-SALE HOUSING EFUND – WASHINGTON DC, LLC

SUPPLEMENT NO. __ DATED _________, 20__

TO THE OFFERING CIRCULAR DATED _________, 20__

FUNDRISE FOR-SALE HOUSING EFUND – WASHINGTON, DC, LLC

SUPPLEMENT NO. __ DATED _________, 20__

TO THE OFFERING CIRCULAR DATED _________, 20__

This supplement No. __ is part of the offering circular of Fundrise For-Sale Housing eFUND – Washington DC, LLC and should be read in conjunction with the offering circular. Terms used in this supplement No. __ and not otherwise defined herein have the same meanings as set forth in our offering circular and any supplements thereto. The purpose of this supplement is to disclose:

•	Our semi-annual net asset value (“NAV”) per common share, including historical share pricing information;

•	the components of NAV as of ____, 20__;

•	[the status of our share redemption plan;]* and

•	[our historical share pricing information.]*

_______________________

*as applicable

Semi-Annual Pricing Supplement

As of ______, 20__, our NAV per common share is $____. This NAV per common share shall be effective through ________, 20__, unless updated by us prior to that time. The NAV that was in effect prior to            , 20    , was $________ per common share.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share numbers)	[December 31, 2016]	[June 30, 2016]
ASSETS:
Investments
Real estate properties, at fair value	$122	$61
Loans and debt securities related to real estate, at fair value	220	25
Other real estate-related investments, at fair value	50	25
Non-real estate-related investments, at fair value	50	0
Cash and cash equivalents	2	111
Receivable for securities sold and principal repayments	222	111
Interest receivable	222	111
Total assets	888	444

LIABILITIES:
Settling subscriptions	$22	$11
Distributions payable	22	11
Due to related party	22	11
Accounts payable and accrued expenses	22	11
Total liabilities	88	44
NET ASSETS	$800	$400
Net assets consist of:
Member’s Equity (15,000 and 10,000, respectively common shares issued and outstanding)	$150	$100
Retained earnings	500	200
Net adjustments to fair value	150	100
NET ASSETS	$800	$400
NET ASSET VALUE PER SHARE, on [_____] shares issued and outstanding [1]	$53.33	$40.00
[1] The total shares issued and outstanding used in the computation of net asset value per share is the amount of shares immediately prior to redemptions that are processed and effective on _____, 20__, as the NAV per share price is used to determine the redemption price in certain cases under our redemption plan.________

On _____, 20__, the Company announced that its net asset value per share (“NAV”) as of ____, 20__ is $___ per share of our Common Shares. This NAV per common share shall be effective until ____, 20__, unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, as there is no market value for our shares as they are not expected to be listed or traded, our goal is to provide a reasonable estimate of the value of our shares on a semi-annual basis. However, the majority of our assets will consist of land acquired for the development and sale of For-Sale Housing, including some commercial or residential properties that can be repurposed into For-Sale Housing, and, as with any commercial real estate valuation protocol, the conclusions reached by our sponsor’s internal accountants or asset management team, as the case may be, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given semi-annual period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the semi-annual calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between semi-annual updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our sponsor’s internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events (2) semi-annual updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions and (4) estimated accruals of our operating revenues and expenses. [In addition, for our ____, 20__ and ____, 20__ NAV calculation, our sponsor’s internal accountants engaged an independent third-party to prepare a valuation review report to be used in conjunction with determining our NAV per common share. There can be no assurance that our sponsor’s internal accountants will engage such independent party in connection with future calculations of our NAV per common share.]

In calculating our NAV per common share, our sponsor's internal accountants utilized the Sales Comparison Method, by assessing relevant sales comps to determine comparable metrics, such as price per square foot or price per home, in order to ascertain the implied net value of each asset upon achieving certain key milestones, in particular vesting entitlements, construction completion or unit sales. The value recognized at the entitlements milestone is based primarily on the sales prices of comparable entitled property. At the construction completion milestone, the value is primarily based on the sales prices of comparable completed developments, while taking into account the extent of the sales risk remaining, such as time to fully sell out of the property. Finally, as unit sales progress in a large development, our internal accountants may gain greater fidelity into the likely sales prices of unsold inventory.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current semi-annual period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

The per share purchase price of our Common Shares will continue to be $__ per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $__. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after ____, 20__, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Historical NAV Information

Below is the semi-annual NAV per common share, as determined in accordance with our valuation policies, for each semi-annual period from ____, 20__ to ____, 20__.

Date	NAV Per Share
____, 20__	$__
____, 20__	$__